UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ladder Capital Corp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

505743 104

(CUSIP Number)

David Smolen

GI GP III LLC

188 The Embarcadero, Suite 700

San Francisco, CA 94105

(415) 688-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 505743104	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GI Partners Fund III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,609,052*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,609,052*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,609,052*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

Schedule 13D

CUSIP No. 505743104	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GI Ladder Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,609,052*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,609,052*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,609,052*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO (limited liability company)

*	See Item 5.

Schedule 13D

CUSIP No. 505743104	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GI Partners Fund III-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,609,052*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,609,052*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,609,052*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

Schedule 13D

CUSIP No. 505743104	Page 5 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GI Partners Fund III-B L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,609,052*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,609,052*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,609,052*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

Schedule 13D

CUSIP No. 505743104	Page 6 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GI GP III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,609,052*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,609,052*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,609,052*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

Schedule 13D

CUSIP No. 505743104	Page 7 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GI Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,609,052*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,609,052*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,609,052*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

Schedule 13D

CUSIP No. 505743104	Page 8 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GI GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,609,052*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,609,052*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,609,052*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO (limited liability company)

*	See Item 5.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission on February 21, 2014 (the “Original Schedule 13D”) relating to the Common Stock, par value $0.001 per share (“Common Stock”), of Ladder Capital Corp (the “Company”). The Original Schedule 13D is hereby amended as follows:

Item 2(b) of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 1, by replacing the business address of each of the Reporting Persons (as defined below) with the following: 188 The Embarcadero, Suite 700, San Francisco, CA 94105.

Item 3.	Source and Amount of Funds or other Consideration.

Item 3 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 1, by adding the following at the end thereof :

On January 21, 2016, the Company paid a dividend of $1.45 per share of Class A Common Stock of the Company, par value $0.001 per share (“Class A Common Stock”), payable in a combination of cash and stock (the “Stock Dividend”). GI Ladder Holdco, LLC (“Ladder HoldCo”), by virtue of its direct ownership of units of Series REIT of Ladder Capital Finance Holdings (“LCFH”) and units of Series TRS of LCFH (collectively, the “Units”) and Class B Common Stock of the Company, par value $0.001 per share (“Class B Common Stock” and together with the Class A Common Stock and Units, the “Equity Interests”), that together are exchangeable for Class A Common Stock, received 1,418,572 Units and shares of Class B Common Stock in the Stock Dividend. GI Partners Fund III-A L.P. (“GI III-A”), by virtue of its direct ownership of the Company’s Class A Common Stock, received 35,759 shares of Class A Common Stock in the Stock Dividend. GI Partners Fund III-B L.P. (“GI III-B”), by virtue of its direct ownership of the Company’s Class A Common Stock, received 249,004 shares of Class A Common Stock in the Stock Dividend.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 1, by adding the following at the end thereof :

Pursuant to the Stock Dividend, Ladder HoldCo received 1,418,572 shares of Class B Common Stock and Units, GI III-A received 35,759 shares of Class A Common Stock, and GI III-B received 249,004 shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment No. 1, as follows:

The ownership percentages set forth below are based on 60,759,576 shares of the Issuer’s Class A Common Stock and 48,666,776 Units and shares of the Issuer’s Class B Common Stock outstanding as set forth in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 and after giving effect to 5,607,762 shares of Class A Common Stock and 4,468,031 Units and shares of Class B Common Stock issued in connection with the Share Dividend, as reported by the Company.

(a) Ladder HoldCo directly owns 15,406,081 Units and shares of Class B Common Stock, representing 14.1% of the total number of Class A Common Stock outstanding, assuming that all vested and unvested Units outstanding, except those held directly or indirectly by Ladder Capital Corp, together with all outstanding Class B Common Stock are exchanged into shares of Class A Common Stock. GI III-A directly owns 402,218 shares of Class A Common Stock, representing 0.4% of the total number of Class A Common Stock outstanding, assuming that all vested and unvested Units outstanding, except those held by Ladder Capital Corp, together with all outstanding Class B Common Stock are exchanged into shares of Class A Common Stock. GI III-B directly owns 2,800,753 shares of Class A Common Stock, representing 2.6% of the total number of Class A Common Stock outstanding, assuming that all vested and unvested Units outstanding, except those held by Ladder Capital Corp, together with all outstanding Class B Common Stock are exchanged into shares of Class A Common Stock. Ladder HoldCo is wholly owned by GI Partners Fund III L.P. (“GI

III”). Each of GI III, GI III-A and GI III-B is controlled by its sole general partner, GI GP III L.P. (“GI GP LP”). GI Holdings III L.P. (“GI Holdings”) is a limited partner of GI III, GI III-A and GI III-B. Each of GI GP LP and GI Holdings is controlled by its sole general partner, GI GP III LLC (“GI GP LLC” and, together with GI III, Ladder HoldCo, GI III-A, GI III-B, GI GP LP and GI Holdings, the “Reporting Persons”). As a result, each of GI GP LP, GI Holdings, and GI GP LLC may be deemed to have shared voting and investment power with respect to the the Equity Interests. As such, GI III, Ladder Holdco, GI III-A, GI III-B, GI GP LP, GI Holdings, and GI GP LLC may be deemed to have shared beneficial ownership over such Equity Interests. Each of GI III, Ladder Holdco, GI III-A, GI III-B, GI GP LP, GI Holdings, and GI GP LLC, however, disclaims beneficial ownership of such Equity Interests as to which they are not the record owner, except to the extent of their pecuniary interest therein, if any.

(b) The Reporting Persons have and will have the shared power to vote and dispose of the shares of the securities that they beneficially own, by virtue of the relationships described above.

(c) To the best knowledge of the Reporting Persons, except as described in Items 3 and 4, none of the Reporting Persons has effected a transaction in Units, shares of Class B Common Stock or shares of Class A Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 15, 2014.*

Exhibit 2	Form of Amended and Restated Registration Rights Agreement, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 13, 2014.*

Exhibit 3	Joint Filing Agreement, dated February 21, 2014, among the Reporting Persons.*

Exhibit 4	Identification of Members of the Group, dated February 21, 2014.*

Exhibit 5	Power of Attorney, dated February 21, 2014.*

Exhibit 6	Third Amended and Restated Limited Liability Limited Partnership Agreement, dated December 31, 2014, by and among Ladder Capital Finance Holdings LLLP, each General Partner and each Person party thereto or otherwise bound as a Limited Partner (incorporated by reference to Exhibit 10.3 to Ladder Capital Corp’s Form 8-K filed on January 2, 2015).

Exhibit 7	Amended and Restated Registration Rights Agreement, dated February 11, 2014 (incorporated by reference to Exhibit 4.2 to Ladder Capital Corp’s Form 10-K filed on March 6, 2015), as amended by Amendment No. 1 to the Amended and Restated Registration Rights Agreement, dated January 28, 2015 (incorporated by reference to Exhibit 4.3 to Ladder Capital Corp’s Form 10-K filed on March 6, 2015).

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2016

GI Partners Fund III L.P.
By:	GI GP III L.P., its general partner
By:	GI GP III LLC, its general partner

By:	/s/ David Smolen
Name: David Smolen
Title: General Counsel

GI Ladder Holdco, LLC
By:	GI Partners Fund III L.P., its sole member
By:	GI GP III L.P., its general partner
By:	GI GP III LLC, its general partner

By:	/s/ David Smolen
Name: David Smolen
Title: General Counsel

GI Partners Fund III-A L.P.
By:	GI GP III L.P., its general partner
By:	GI GP III LLC, its general partner

By:	/s/ David Smolen
Name: David Smolen
Title: General Counsel

GI Partners Fund III-B L.P.
By:	GI GP III L.P., its general partner
By:	GI GP III LLC, its general partner

By:	/s/ David Smolen
Name: David Smolen
Title: General Counsel

GI GP III L.P.
By:	GI GP III LLC, its general partner

By:	/s/ David Smolen
Name: David Smolen
Title: General Counsel

GI Holdings III L.P.
By:	GI GP III LLC, its general partner

By:	/s/ David Smolen
Name: David Smolen
Title: General Counsel

GI GP III LLC

By:	/s/ David Smolen
Name: David Smolen
Title: General Counsel

Index of Exhibits

Exhibit 1	Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 15, 2014.*

Exhibit 2	Form of Amended and Restated Registration Rights Agreement, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 13, 2014.*

Exhibit 3	Joint Filing Agreement, dated February 21, 2014, among the Reporting Persons.*

Exhibit 4	Identification of Members of the Group, dated February 21, 2014.*

Exhibit 5	Power of Attorney, dated February 21, 2014.*

Exhibit 6	Third Amended and Restated Limited Liability Limited Partnership Agreement, dated December 31, 2014, by and among Ladder Capital Finance Holdings LLLP, each General Partner and each Person party thereto or otherwise bound as a Limited Partner (incorporated by reference to Exhibit 10.3 to Ladder Capital Corp’s Form 8-K filed on January 2, 2015).

Exhibit 7	Amended and Restated Registration Rights Agreement, dated February 11, 2014 (incorporated by reference to Exhibit 4.2 to Ladder Capital Corp’s Form 10-K filed on March 6, 2015), as amended by Amendment No. 1 to the Amended and Restated Registration Rights Agreement, dated January 28, 2015 (incorporated by reference to Exhibit 4.3 to Ladder Capital Corp’s Form 10-K filed on March 6, 2015).

*	Previously filed